Room 4561

May 26, 2006

Mr. N. Robert Hammer
Chairman of the Board, President and Chief Executive Officer
CommVault Systems, Inc.
2 Crescent Place
Oceanport, New Jersey 07757

Re: CommVault Systems, Inc.
Amendment No. 1 to Registration Statement on Form S-1 filed May 3, 2006
File No. 333-132550

Dear Mr. Hammer:

We have reviewed your amended filing and response letter dated May 3, 2006 and have the following comments.

<u>Amendment No. 1 to Registration Statement on Form S-1</u>

<u>Inside Front Cover Page</u>

1. We note your response to comment 4 of our letter dated April 13, 2006; however, your artwork continues to contain extensive narrative text that is difficult to follow. As noted in our prior comment, please limit your graphic artwork to a pictorial or graphic representation of your products or business and use text only to the extent necessary to explain briefly the visuals in the presentation. We note your response that the current text is necessary to explain the visuals presented in the graphic. The text, however, currently appears too excessive and overwhelms the visual presentation. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance and revise accordingly.

<u>Prospectus Summary, page 1</u>

2. We note your revised disclosure in response to comment 6 of our letter dated April 13, 2006. Please elaborate or quantify on your use of the term “significant deployment.”

3. In your response to comment 7 of our letter dated April 13, 2006 you indicate that the marketing studies you excerpt are not available to the public without cost or at nominal cost. As such, please provide consents of the authors of the referenced reports that

conform to Rule 436 under the Securities Act and Item 601(b)(23) of Regulation S-K. Alternatively, eliminate the reference to the authorities you cite and indicate that the market data you summarize in the prospectus represent the views of Commvault.

4.	We note your response to comment 22 of our letter dated April 13, 2006 and your disclosure in liquidity and capital resources on page 47 summarizing your private placements. Please briefly summarize these private placements in your prospectus summary and relate them to the transactions planned in connection with the offering. Please also briefly discuss the interests of Credit Suisse in the transactions.

5.	It appears that the letter agreement dated February 8, 2002 you mention in your response to comment 11 of our letter dated April 13, 2006 should be filed as an exhibit to your registration statement pursuant to Item 601(b)(10)(i) of Regulation S-K.

6.	With respect to your response to comment 12 of our letter dated April 13, 2006, please advise us whether each investor is an accredited investor. Please also provide for our review any agreements related to your concurrent private placement. We further note your response to comment 44 of our letter dated April 13, 2006 as to the private placement agreements. It appears that the filing of such agreements may be necessary pursuant to Items 601(b)(10)(i) and (ii)(A) of Regulation S-K. Please file or otherwise advise.

7.	We note your response to comment 17 of our letter dated April 13, 2006. Please briefly discuss in your prospectus summary the fact that a substantial portion of your revenue has been derived from one product in your suite of products. Please also elaborate in your management's discussion and analysis as to whether you plan to continue to substantially derive your revenue from this product.

Risk Factors

We anticipate that an increasing portion of our revenues will depend…, page 12

8.	We note your response to comment 15 of our letter dated April 13, 2006. Dell is a significant seller of computer hardware. Notwithstanding your response that Dell has no minimum sales requirements or marketing obligations, your arrangement with Dell through your agreements affords you the ability to have your software offered to Dell's large customer base. Your agreements with Dell constitute 18 percent of your revenue for the nine months ended December 31, 2005. Accordingly, it appears that you are dependent on your arrangement with Dell through your agreements for a significant portion of your revenue and, as a result, such agreements are material pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Please file such agreements or further advise us otherwise.

Credit Suisse Securities (USA) LLC, an underwriter in this offering, has an interest…, page 23

9.   Please elaborate on the specific risks to the offering posed by the conflict of interest of Credit Suisse such as any risks relating to the pricing or execution of the offering.

Approximately % of our outstanding common stock has been deposited…, page 23

10.   Please elaborate further here or elsewhere, as appropriate, on the criteria, if any, used by the trustee in determining whether or not to vote on a matter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation, page 39

11.   In your response, you indicate that you considered the disclosure guidance set forth in the AICPA's Audit and Accounting Practice Aids (the Practice Aid). It is not clear from existing disclosure that you have addressed how your stock-based compensation valuation reflects the best practice for privately held equity valuation. Please address following:

    ▪   In your management's discussion and analysis of stock-based compensation, disclose the intrinsic value of outstanding vested and unvested options based on the estimated offering price and the options outstanding as of the most recent balance sheet date presented in the registration statement.

    ▪   In your management's discussion and analysis and Note 9, expand your disclosure to address how each of the factors you disclose contributed to the difference between the fair value as of the date of each grant and the estimated offering price. Your discussion should clarify the reasons for any difference between the fair value at each option grant date and the estimated option price range.

Supplemental Material Binder, Tab E

12.   We note the supplemental information provided in Tab E, which includes an interoffice memorandum that discusses the valuation methodology and assumptions used to fair value the company's option grants. Please provide a copy of the actual valuation analysis that includes your revenue or earnings projections and the list of comparable companies used by the board of directors to determine the fair value of your common stock for each grant date. Also, confirm to us that your revenue and operating projection assumptions are consistent with internal projections that were used by management, presented to the

board of directors, provided to your bankers and underwriters, and/or used by other parties.

13.   Confirm to us that comparable companies were used for the market approach at each valuation date and tell us how management determined that the companies used in your valuation were in fact comparable.

14.   We note that the fair value of your common stock as of January 2005, May 2005, July 2005 and November 2005 as disclosed on page F-23 of your prospectus does not agree to the information disclosed on page 2 in Tab E to your supplemental material. Please explain.

15.   We note that you applied a marketability discount rate of 15 percent for options granted on January 2005, May 2005, July 2005 and September 2005. Please explain to us how you determined that this discount rate of 15 percent demonstrates an objective determination of fair value.

16.   In page 8 of the supplemental material binder, Tab E, you indicate that "[t]he most important factor in reconciling and explaining the difference between the fair values of [y]our common stock and an estimated IPO price of $7.00 per share is [y]our achievement of anticipated earnings in Q4 FY 06 and the increased confidence that outside analysts and underwriters have in using [y]our projected CY 07 projections for IPO valuation purpose." You further indicate that "[w]ith the benefit of hindsight, the Company believes that using the mid-point of the estimated offering range of $7.00 per share is an objective demonstration of FMV for the January, March and April 2006 grants." We further note, that you "used a marketability discount rate of 20% for the January 2006 grant, 15% for the March 2006 grant and 10% for the April 2006 grant given the risks and uncertainties of proceeding with an IPO." Explain to us the objective evidence that supports each discount rate used in 2006. Please note that use of "rule of thumb" discounts is not an appropriate method of estimating the fair value of your stock. See footnote 4 to paragraph 4 of the Practice Aid.

17.   Please tell us what consideration your auditors gave to consultation with their national office regarding your stock valuation accounting and disclosure.

Management, page 63

18.   Please ensure that your disclosure conforms to the requirements of Item 401 of Regulation S-K. We note, for example, that Mr. Fanzilli's disclosure does not appear to fully account for the past five years with respect to his business experience.

19.   We note your response to comment 36 of our letter dated April 13, 2006. It appears that disclosure relating to Item 404 of Regulation S-K has been made with respect to members of your compensation committee. Accordingly, disclosure pursuant to Item 402(j)(iii) of Regulation S-K appears necessary. Please further advise us of any relationship the company has with Francisco Partners.

Stock Option Grants in Last Fiscal Year, page 69

20.   Please advise us how you plan to value the options disclosed pursuant to Item 402(c) of Regulation S-K. We note your reference in your response to comment 37 of our letter dated April 13, 2006 to the materials regarding your valuation process. We suggest that you use the midpoint of your offering price for purposes of Item 402(c) as the use of that number will inform investors of the impact of the offering on the holders of the options. Please see Instruction 7 to Item 402(c), Release No. 34-32723 and Interpretation J.17 of our July 1997 Manual of Publicly Available Telephone Interpretations. Otherwise, you should discuss in a footnote the valuation method and assumptions used and in determining the fair market value of the options in accordance with Instruction 9 to Item 402(c).

The Concurrent Private Placement, page 73

21.   Please advise us where such preemptive rights are set forth. Further, it appears that the agreement setting forth such rights should be filed with your registration statement pursuant to Items 601(b)(10)(i) and (ii)(A) of Regulation S-K.

22.   We note your response to comment 39 of our letter dated April 13, 2006. Notwithstanding your disclosure here in your prospectus as opposed to Item 15 to your registration statement on this concurrent sale of unregistered securities, Item 701(d) of Regulation S-K requires brief disclosure of "the facts relied upon to make the exemption available." Ensure that the information regarding the basis for your conclusion of the availability of the exemption relied upon conveys specific information that addresses each unregistered transaction in the three-year period. Please make such disclosure here or as required in Item 15 to your registration statement.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

23.   We note your response to comment 50 of our letter dated April 13, 2006 and your revised disclosure with regards to your revenue recognition policy and the rolling 12-month analysis you performed to determine VSOE for your PCS. Provide a copy of your VSOE

analysis. If the VSOE varies from customer to customer within different classes, then tell us how you determined that you can reasonably estimate fair value. Tell us how you considered paragraphs 10 and 57 of SOP 97-2 in your analysis.

24.   We note your response to comment 51 of our letter dated April 13, 2006 and your revised disclosure in Note 2 with regards to VSOE for other professional services. Tell us how often the daily or weekly rates have changed during the periods presented and provide us a list of the rate changes during such periods.

Net Income (Loss) Attributable to Common Stockholders per Share, page F-11

25.   We note your response to comment 54 of our letter dated April 13, 2006 and your revised disclosure in Note 2. With regards to this information, please explain the following:

- Your response indicated that you determined the shares of Series A, B, C, D and E preferred stock and shares of Series AA, BB and CC preferred stock are participating securities due to their participation rights related to cash dividends declared to the common stockholders. Please explain these rights and revise your disclosures in Notes 7 and 8 to include a discussion of such rights for each issuance pursuant to SFAS 129.

- Please explain why your calculations of diluted earnings per share on the if-converted method for the nine months ended December 31, 2005 does not include the dilutive affects of the convertible preferred stock on an if-converted basis. See Issue 6 to EITF 03-6.

- Your calculations of basic earnings per share do not appear to first reduce income from continuing operations by the amount of dividends declared or the contractual amount of dividends due on the preferred stock. Please explain.

- Also, tell us why your calculations of basic earnings per share under the two-step method allocated a portion of the undistributed net income to Series AA, BB and CC preferred stock and not to the Series A, B, C, D and E preferred stock. Please provide the support to your calculations of the undistributed earnings.

26.   We note your response to comment 55 of our letter dated April 13, 2006 where you indicate that you did not calculate the fair value of your common stock as of December 31, 2005. What value did you use at December 31, 2005 and how was such value determined? Tell us how you determined that it was appropriate to exclude the 2,030,000 shares subject to stock options and 4,615,000 shares subject to warrants from your computation of diluted net income attributable to common stockholders per share at December 31, 2005.

Note 7. Cumulative Redeemable Convertible Preferred Stock: Series A through E, page F-18

27.   We note your response to comment 56 of our letter dated April 13, 2006 where you indicate that you believes the key determinant in evaluating the nature of the host instrument is the absence of a <u>mandatory</u> redemption feature. While we note that these preferred securities do not have a mandatory redemption feature, we also note that you have classified the Series A through E preferred stock issuances in the mezzanine section of the balance sheet pursuant to ASR 268 and EITF D-98. Classification outside of equity indicates that these securities have a redemption feature that is outside the control of the company and also may be an indicator that these securities are more akin to debt as they have a maturity feature, that while it may not be mandatory, it is not within your control. Please reconcile your analysis of ASR 268 and EITF D-98 and your decision to classify these securities outside of permanent equity to your analysis of paragraph 61(l) of SFAS 133 where you concluded the preferred stock issuances were more akin to equity.

28.   Also, you indicate that you analyzed the conversion feature pursuant to paragraphs 12 through 32 of EITF 00-19 and concluded that equity classification was appropriate. Please provide the details to your analysis to support your conclusions.

Note 8. Stockholders' Deficit, page F-18

29.   We note your response to comment 59 of our letter dated April 13, 2006 where you provide the fair value of your common stock at each month in which you issued shares of Series AA, BB and CC preferred stock. Tell us how you determined such value for each issuance month. Specifically explain the significant factors, assumptions and methodologies used in determining the fair value. Explain the significant events that would account for the decrease in the fair value from November 2000 to February 2002 and the further decrease in September 2003.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kari Jin at (202) 551-3481 or Kathy Collins at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 or me at (202) 551-3462 with any other questions. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        Philip J. Niehoff, Esq.
        John R. Sagan, Esq.
        Mayer, Brown, Rowe & Maw LLP
        71 South Wacker Drive
        Chicago, Illinois 60606
        Telephone: (312) 782-0600
        Facsimile: (312) 701-7711